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                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                    deemed filed pursuant to Rule 14d-2(b) under
                                             the Securities Exchange Act of 1934

                                       Filing Person:  Networks Associates, Inc.
                                        Subject Company:  McAfee.com Corporation
                                Subject Company's Commission File No.:  00-28247

                                                            Date: March 21, 2002

                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                          PAGE 1

The following is a transcript from a conference call held on March 18, 2002.

                               NETWORK ASSOCIATES

                                 MARCH 18, 2002
                                  7:30 A.M. CST

Coordinator       Good morning, and welcome to the Network Associates conference call. At the company's request, today's conference is being recorded. Following today's presentation, there will be a question and answer session.

                  Now I'd like to turn the meeting over to Miss Kelly Blough, Vice-President of Investor Relations. Ma'am, you may begin.

K. Blough         Thank you, Dan, and thank you, callers, for joining us today.
                  Today we are announcing the proposed exchange offer by Network
                  Associates for the publicly traded shares of McAfee.com.
                  Joining for this call is our Chairman and CEO, George Samenuk, our Executive Vice-President and General Counsel, Kent
                  Roberts, and our Chief Operating Officer and Chief Financial
                  Officer, Steve Richards.
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                          PAGE 2


                  I'm will now read the safe harbor statement and then we'll pass the call to George. This conference call will contain forward-looking statements. These statements are based on management's current expectations and are subject to uncertainty and changes of circumstances. Forward-looking statements include those related to the proposed exchange offer, the anticipated benefits of the transaction, and its financial impact on Network Associates' operating results. Actual results may differ materially.

                  The exchange offer is expected to commence on or about March 25, 2002. In connection with the proposed transaction, we will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. Investors and security holders are advised to read these documents when they become available because they will contain important information about the proposed transaction. Information on risks and uncertainties related to the proposed transaction, the company, and its business can be found in the prospectus and in the company's quarterly and annual reports filed with the US SEC. Now I will turn the call over to George.

G. Samenuk        Thank you, Kelly. Good morning, everyone, from New York.
                  This morning we announced a proposed recombination of Network
                  Associates
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                          PAGE 3


                  and McAfee.com. In the transaction, McAfee.com's stockholders will receive 0.675 shares of Network Associates common stock for each share of McAfee.com tendered. Kent Roberts is here with me, and in a moment he will go into some of the technical details of this offer.

                  As many of you know, since early 2001 our management team has taken bold steps to focus this company on its core strengths. Specifically, we have integrated the myCIO offerings into our McAfee business unit. This continued product lines where we didn't have a leadership position in a market or a clear path to getting there. Closed the PGP business unit and integrated technology from PGP into our McAfee business unit and sold our Gauntlet Firewall business. All of these actions were designed to serve our customers better by focusing our product offerings and eliminating overlapping business objectives. The proposed recombination is consistent with this strategy.

                  As you know, McAfee.com, our publicly traded business unit, offers products and services to consumers and to small and medium sized businesses. McAfee.com's initial mandate was to offer our products and services, primarily anti-virus, to consumers over the Internet using an ASP business model and to develop the required technology to do so.
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                          PAGE 4


                  McAfee.com has shown that this is a viable business model. In fact, we use the ASP model to offer managed services to our enterprise customers through McAfee ASAP. We also offer consumer anti-virus products. We are proposing the recombination because we believe accommodation benefits the combined the company through: number one, the reduction or elimination of customer, market, and brand confusion due to the similarity in our products, names, and Web address; two, the expectation that a recombined company could more effectively and cost-efficiently target the consumer market and the small to medium sized market for ASP products and services, and three, the reduction or elimination of actual and potential conflicts between us and our sales forces and related management distraction due to confusions over market boundaries. There are also some possibilities for reduced costs at this combined company.

                  We believe that this offer should be attractive to McAfee.com stockholders for the following reasons. One, the exchange ratio reflects a premium of approximately 20% over the closing market price of McAfee.com's shares on March 15, 2002, the last trading day prior to announcement of the offer. Two, the recombination offers McAfee.com stockholders through ownership of Network Associates common stock the ability to participate in McAfee.com's business and our enterprise,
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                          PAGE 5


                  anti-virus, and other businesses. Three, the exchange will be tax free to McAfee.com stockholders in the US, and four, the market for McAfee.com's stock is illiquid compared to the market for our common stock. I would like now to transfer the call over to Kent Roberts for more details about this offer. Kent.

K. Roberts        Thank you, George. As George mentioned, we plan to commence the tender offer on March 25, 2002. On that date, we will make filings with the SEC, which will provide greater detail about the offer. Assuming the offer's commenced on that date, we would hope to complete the offer on April 19th. In addition to customary conditions, our offer's conditioned on the tender of enough shares of McAfee.com stock so that after the offer's completed we would own at least 90% of all of the outstanding shares of McAfee.com. Network Associates currently owns 36 million share of McAfee.com, or approximately 75% of McAfee.com's total outstanding shares.

                  If the conditions to the offer are met and the offer is completed, we plan to affect a short-form merger of McAfee.com and a wholly owned subsidiary of Network Associates. This would happen shortly after the completion of the tender offer. Unless appraisal rights are protected, those McAfee.com
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                          PAGE 6


                  shareholders who do not tender their shares pursuant to the offer will receive in the short-form merger the same number of shares of Network Associates' stock that they would have received if they had tendered their McAfee.com shares.

                  In the merger, Network Associates will also assume McAfee.com's stock option agreements. Holders of McAfee.com's stock options will receive options to acquire Network Associates shares with the number of shares eligible for purchase modified based on the exchange rate. Exercise investing provisions will be based on the terms of the original stock option agreement and related documentation.

                  Please note that our offer is being made directly to McAfee.com's shareholders. They are free to accept or reject the offer, as they deem appropriate. The offer does not require the approval by the Board of Directors of McAfee.com. We are not seeking the approval of McAfee.com's Board of Directors, and we have not negotiated the offer with McAfee.com or its Board.

                  Within ten business days of our commencement of the offer, McAfee.com's Board will be required under SEC rules to either
                  a) make a
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                          PAGE 7


                  recommendation for or against the offer, b) state that it is neutral, or c) state that it is unable to take a position with respect to the offer. It will then be required to file with the SEC a formal statement describing its position. Because of their relationship with Network Associates, George Samenuk and Steve Richards who both sit on the McAfee.com Board will not be participating in developing McAfee.com's position. I would now like to turn the call over to Steve Richards to discuss the financial impact of the offer and merger.

S. Richards       Thank you, Kent. I'd like to start off by saying that we do not intend to use this opportunity to update our guidance on the current quarter or the year, and we will not entertain any questions regarding the expectation of our results. With that in mind, if the offer and merger are completed, approximately eight million shares of Network Associates common stock are expected to be issued. In addition, we will be assuming options to acquire approximately 3.8 million shares of McAfee.com stock options, which will be converted to 2.6 million options on Network Associates' shares in the exchange ratio.

                  The transaction is expected to result in approximately a penny per share reduction in the 2002 pro forma earnings for the consolidated entity due to
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                          PAGE 8


                  the impacts of these additional shares. 2002 pro forma earnings for the consolidated entity include ours and McAfee.com's previously released expected operating results for 2002 and exclude interest expense on a convertible debt, amortization expense, compensation charges related to employee stock options, and one-time charges. We will provide more detail on the financial impact of the transaction when and if the transaction is completed.

K. Blough         That concludes our remarks for this morning. Operator, please poll for questions.

Coordinator       Our first question comes from Sterling Audie of J.P. Morgan.

S. Audie A couple of questions; I think one of the ones that's big on investors minds this morning is, why now? Secondly, Steve, maybe you could talk about a little bit more color on potential synergies?

G. Samenuk        We, and the Board, thought it was an opportune time to look at doing this transaction. It's something that we've been
                  considering, and people have been asking us for a long time.
                  It just made sense to do it now based on the timing of our business. We've been carefully calculating these
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                          PAGE 9


                  changes every quarter since January of 2001, so that we do not disrupt a quarter, and we felt and the Board felt it was an opportune time to complete this transaction and move forward with 2002 and beyond.

S. Audie Just as a quick follow up to it, if we look at new subscriber growth at McAfee.com, the stock has come back a ways because I think there were some unrealistic expectations as to what subscriber growth in the December quarter was. I think there were a lot of questions as to how it's tracking thus far in the quarter. Is there any detail you can add? Was there any consideration as to how the business on their side was verses the transaction?

G. Samenuk        No. We're excited about the business. We think that we caused confusion in the marketplace with McAfee for Corporate, McAfee
                  Retail Box Sales, and McAfee.com. This recombination gives us the ability to really straighten out where McAfee fits for all sizes of our customers and clearly gives us the synergy to bring two great companies together to make one great company.

S. Audie Steve, on potential synergies, is there any color that you can add where those might come from?
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                         PAGE 10


G. Samenuk        Sterling, this is.... On that question, we've looked at the two different companies, but because we are still two separate companies, the only observation I'll give you is, obviously, we are running two separately publicly held companies, and there's certain some overlap in terms of services there. Until the deal is actually completed, we really aren't in the position to be giving guidance on what the potential opportunities there are.

S. Audie          I'll hop back in the queue. Thanks, guys.

G. Samenuk        Thank you, Sterling.

Coordinator       Our next question comes Chris Russ of Wachovia.

C. Russ You had mentioned about a penny of dilution, I think, for the full year 2002 to consolidate results for Network Associates. What about in 2003, would you expect at that point you could see accretion from this transaction?
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                         PAGE 11


S. Richards       Chris, Steve. Listen, we have no guidance out there right now for 2003 for either company, so we really aren't putting any commitments out there at this time.

C. Russ The penny of dilution this year, is that predicated on $80 million of revenue for McAfee.com?

S. Richards       It's predicated on the guidance that both companies have out there as of their last conference calls.

C. Russ           Thanks very much.

Coordinator       Our next question comes from Bob Lamb of Bear Stearns.

B. Lamb           I apologize for the background noise. I'm on a plane right now. Steve, can you talk about if this is combination is successful, how much of your business will come from retail? The second question is, would there be any change in your opinion on the competitive landscape?
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                         PAGE 12


S. Richards       I missed the last part of that, Bob, but I'll answer the first part. That would bring retail at approximately 10% to 11% of the combined company results taking in the McAfee.com piece plus the existing retail piece.

G. Samenuk        I think this just changes the competitive landscape, Bob. I think this, as we've done in the past, makes it clearer for our customers to make a Network Associates-McAfee decision. I think it opens up a lot of possibilities in how we compete against Symantec and others. Clearly, one combined entity is more powerful than two smaller entities. I think this will change the competitive landscape. I think this gives us the opportunity not only to offer retail, but to offer this McAfee.com service to many, many users across the world. The power of our sales people going into a Bear Stearns or a J. P.
                  Morgan Chase or other large companies and offering in conjunction with McAfee Corporate the ability to have employees, tens of thousands or hundreds of thousands of employees, participate in McAfee.com service is very enticing to our customers as they've told me the last 15 months. We're excited about this on the competitive front, Bob.

B. Lamb           Thank you.
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                         PAGE 13


Coordinator       Our next question comes from Kevin Trozien of Bank of America.

K. Trozien        You said you're going to be focusing on the consumer and SME market. Wondering if you're seeing any shift or excess strength coming from those markets is part of the reason for the consolidation of McAfee shares under Network Associates?
                  Thanks.

G. Samenuk        We think that because of the enormous amount of viruses last year, especially the last three, Code Red, Nimda, and Goner, there's heightened awareness from people around the world for this type of service and our products. Frankly, our products did very well during Nimda, as many of you know from personal experience. We're going to go at an all out attack on this consumer and small and medium business space that really
                  demonstrates to people we are flexible. If you want to buy retail boxes from CompUSA or Staples or somebody, buy it that way. If you want to buy an online service that delivers McAfee anti-virus protection immediately to your desktop or to your small or medium business then you can do it that way. We're about flexibility and listening to our customers, and thus far, our customers are responding to our attempts to service them.
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                         PAGE 14


K. Trozien        Does that mean that we could see more than say 10% to 15% of your revenue, I believe that's what it is that currently comes from the consumer market? Is that a fair assessment?

G. Samenuk        With the combined entity we have a much greater part of the consumer business on a consolidated basis, and the opportunity to grow this business is right in front of us. We're going after this business very strongly because we believe that it's an area that's certainly under-penetrated on a worldwide basis, and that gives us opportunity.

K. Trozien        Thank you.

Coordinator       Our next question comes from Scott Nicholas of Piper Jaffray.

G. Munster        This is Gene Munster. I understand the deal hasn't closed yet, and there's a lot of synergies, too, to be unveiled, but could you talk a little bit in terms of your existing channel, how that's going to be impacted? I understand there are two
                  different markets that you're basically bringing together, but in terms of minimum nodes for your indirect channel or any sort of impact there, or what's the opportunity, said another way, with your existing channels ... bring in McAfee.com?
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                         PAGE 15


G. Samenuk        Our existing channels who are very, very strong for Network
                  Associates, we believe, will have potentially an opportunity not only to sell in their retail chains boxes, but what if they could participate and let the customer choose? You can do a box of McAfee or you can do an online service of McAfee. You decide Mr. or Miss Customer, and you have the strength and capability to have the protection in front of you immediately.
                  We believe that this thing opens up new possibilities and allows synergies between the offerings, and again, gives the customer a choice, which I don't believe any other vendor can do today.

G. Munster        Are the dynamics, your relationship with your existing
                  channel, going to change based on this beyond the fact that they're going to give a different box for their customers to check? Is there any sort of change in their commission structure or anything on those terms?

G. Samenuk        Not yet decided. That's something we'll be looking at with our retailing partners in the next couple of weeks.

G. Munster        Expect some tweaks to that channel?
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                         PAGE 16


G. Samenuk        I can't comment yet. We haven't done the work yet. We met with
                  Art Matan, our President of McAfee. Met with him last week and listened to them on where they wanted the business to go going forward and what their opportunities are. We learned a lot last week. Art and the team met with over 30 or 40 of the largest partners, and we believe we have an opportunity to expand our business, and I believe that too.

G. Munster        Just one final question; I'm not as familiar with McAfee.com, but what's the profitability relative to your existing network business?

S. Richards       The guidance they have out there for next year is $80 million to $90 million and $0.28 EPS.

G. Samenuk        For 2002.

S. Richards       Correct.

Coordinator       Our next question comes from Matt Parzowskus of First Albany.

M. Parzowskus     Just a follow on the competitive question. Who do you think the real competition is going forward? Is it still the
                  traditional product vendors, or
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                         PAGE 17


                  do all of a sudden you get into the new security services vendors or other guys that are trying to provide services and not just product?

G. Samenuk        I think there's a couple of competitors out there in front of
                  us. Number one, the customers that have nothing; on a worldwide basis that's still a huge amount of desktops that don't have anti-virus protection installed. Number two;
                  certainly the traditional box vendors are our competitors.
                  Number three, the service partners who are reselling McAfee
                  ASAP to small and medium businesses certainly could offer that service to the small and medium business customers on a home usage basis. We can expand our very, very large contracts in the Wal-Marts of the world and the Fords and the VA Hospitals to their home users based on this service and bringing it all together.

                  Srivats and the team did a great job of growing this business, and now we plan to put a stake in the ground and say, "We're going after this business in a large way," and give the customer choices he or she didn't have before. That's what we're about; listening to the customers and giving them choices, and the choice is to choose McAfee.

Coordinator       Our next question comes from Sterling Audie of J.P. Morgan.
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                         PAGE 18


S. Audie For follow ups, in the combined entity, would McAfee.com still operate as a separate business unit as you see Sniffer and McAfee or would it fold into one or the other?

G. Samenuk        We haven't made the final determination of where it will
                  operate and how it will operate. We'll be doing that in the coming weeks working with Srivats Sampath and Art Matan and Gene Hodges on figuring out, what's the; number one, best way to go after the customer base? Number two; what are the best ways to grow the revenue? Number three, what's the most profitable way, so that going forward we deliver on the promise of revenue growth and profit growth at Network
                  Associates? Those will be the three criteria. One, customers;
                  number two, on the revenue growth, what's the best way; and number three, let Steve and the great team of finance professionals decide on how we could make this the most profitable entity going forward.

S. Audie To that point, Steve, was Network Associates still providing some of the accounting, tax, and legal services to McAfee.com?

S. Richards       Yes.
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                                                              NETWORK ASSOCIATES
                                                        MODERATOR:  KELLY BLOUGH
                                                    MARCH 18, 2002/7:30 A.M. CST
                                                                         PAGE 19


S. Audie          Thanks, guys.

Coordinator       At this time, I would like to turn the conference back over to our speakers for any closing remarks.

G. Samenuk        Certainly, this is a very good day for McAfee.com and Network
                  Associates. We believe one large, strong company going forward will best serve the customers on a worldwide basis. I keep highlighting the worldwide because we believe there's tremendous growth not only in the US, but especially outside the United States for our McAfee and McAfee.com consumers and small and medium businesses. As we go forward and in the April call, we'll report to you on our progress on how this deal's going, but we're very excited about it as you can tell. We hope that this will drive great results for Network Associates going forward. Thank you all very much.

                             Additional Information

     In connection with the exchange offer, Network Associates, Inc. expects to file an exchange offer prospectus and a registration statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS, WHEN AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE EXCHANGE OFFER. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the registration statement and related documents, when available, from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from Parent, when available, by directing a request to the information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, 1-888-414-5566.